Comment Number	Page[s]	Explanation
1.	28

We added a brief explanation of the private placement conducted by Sputnik during the periods presented in the financial statements. We also added brief descriptions of all other stock issuances that occurred during the periods presented in the financial statements.

2.	28	Explained the debt to DLA Piper Rudnick Gray Cary LLC as a debt for legal services rendered to Sputnik by DLA Piper Rudnick Gray Cary LLC, which was Sputnik’s original law firm.
3.	32	Updated the first paragraph to match the years in the following table.
4.	32	Disclosed current compensation arrangements between the company and Mr. LaDuke, CEO.
5.	36	$15,050 of non-cash compensation was incorrectly reported as SG&A. The amount has been reclassified to properly reflect non-cash compensation.
6.	37

We revised the Statement of Stockholders’ Equity to disaggregate the sale of 810,000 shares of common stock from the shares that were issued for stock payable. Note 6 has been revised to discuss this transaction.

7.	38

We revised the Statements of Cash Flows to properly reflect issuance of stock for services, changes in stock payable, and sale of the 810,000 shares of common stock. We have included the change in stock payable as a Supplemental Disclosure of non-cash financing activities.

8.	39

Sputnik’s revenue recognition policy for its bundled products is as follows:

Hardware/Software bundle with 90 day installation support

Revenue is recognized when:

Payment is received, the software available on-line (usually shortly before hardware is shipped) and the hardware is shipped.

The hardware is essential for the software to be used. Per SOP 97-2 .13, the delivery of an element is considered not to have occurred if there are undelivered elements that are essential to the functionality of the delivered element, because the customer would not have the full use of the delivered element. This is the case in with the software that is available to the customer prior to receipt of the hardware.

Sputnik also offers free 90 day installation support. The support is available by e-mail only. Per SOP 97-2 .65, in order to account separately for the service element of an arrangement that includes both software and services the services must be described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion.  Sputnik does not believe that to be the case and therefore is not accounting for the service element separately.

Sputnik has upgrades to their production on a when-and-if-available basis. These upgrades are not specified in the contract itself. There has been one major upgrade to date and Sputnik did not charge its customers for the upgrade. Sputnik does not believe that the upgrades should be accounted for as a separate element.

Hardware/Subscription bundle with 90 day installation support

Revenue is recognized on the hardware portion when payment is received and the hardware is shipped.

Subscription fees are recognized into revenue as earned.

90 day installation support – same as above.

9.	39

In determining whether revenue should be recognized when the right of return exists, Sputnik evaluated and concluded as follows:

Sputnik's price to the buyer is substantially fixed or determinable at the date of sale.

The buyer has paid Sputnik, or the buyer is obligated to pay Sputnik and the obligation is not contingent on resale of the product.

The buyer's obligation to Sputnik would not be changed in the event of theft or physical destruction or damage of the product.

The buyer did not acquire the product for resale.

The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

The amount of future returns can be reasonably estimated.

Since sales revenue was recognized because the above conditions were met, any costs or losses that may be expected in connection with any returns would be accrued in accordance with FASB Statement No. 5, Accounting for Contingencies. Sales revenue and cost of sales reported in the income statement would be reduced to reflect estimated returns.

Sputnik estimated the amount of future returns as follows:

Historical returns were 4% in 2004 and 3% in 2005

December sales potentially applicable to the 30 day money back guarantee were $20,926 in December 2004 and $30,484 in December 2005.

The potential allowance based on the factors noted above would be $837 or 0.25% of revenue at December 31, 2004 and $915 or 0.16% of revenue at December 31, 2005.

Based on this analysis Sputnik determined that the amount of the potential allowance is immaterial to the financial statements and that it was not probable that the judgment of a reasonable person relying on the financial report would have been changed or influenced by the inclusion of the item. Sputnik’s current policy with regards to allowances for doubtful accounts is to establish an allowance if the amount of returns to revenues reaches 5%.

10.	39	See response to comment No. 9
11.	39	See response to comment No. 9
12.	42	Revised to include a discussion of the 150,500 shares of common stock that were issued in April 2005.
13.	49	Revised to include the date (December 16, 2005) on which the securities were issued to the consultants, and indicated that the securities were not sold, but for services.

1